FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2007.

Total number of pages: 42

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006 (Unaudited)
(FROM APRIL 1, 2006 TO DECEMBER 31, 2006)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006 (Unaudited)

(FROM APRIL 1, 2006 TO DECEMBER 31, 2006)

CONSOLIDATED

Released on March 9, 2007

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended December 31

	2005	2006	2006
Net sales	¥ 136,729	¥ 159,304	$ 1,337,453
Operating income	15,003	17,031	142,986
Income before provision for income taxes	19,638	18,057	151,600
Net income	12,124	9,299	78,071

Per share data
Net income
－Basic	¥ 84.43	¥ 64.28	$ 0.54
－Diluted	¥ 81.38	¥ 62.46	$ 0.52

	For the nine months ended December 31
	2005	2006	2006
Net sales	¥ 392,903	¥ 459,141	$ 3,854,765
Operating income	40,081	49,077	412,031
Income before provision for income taxes	49,825	50,718	425,808
Net income	32,525	30,075	252,498

Per share data
Net income
－Basic	¥ 227.31	¥ 207.92	$ 1.75
－Diluted	¥ 218.58	¥ 202.04	$ 1.70

  CONSOLIDATED BALANCE SHEETS

	2006
	March 31	December 31	December 31
Current assets	¥ 311,547	¥ 328,286	$ 2,756,158
Investments	24,196	24,627	206,759
Property, plant, equipment and others	230,227	273,200	2,293,678
Total assets	565,970	626,113	5,256,595
Current liabilities	186,130	210,572	1,767,878
Long-term liabilities	53,203	55,697	467,610
Total liabilities	239,333	266,269	2,235,488
Minority interest in consolidated subsidiaries	62,978	66,785	560,700
Shareholders’ equity	263,659	293,059	2,460,407
Total liabilities and shareholders’ equity	¥ 565,970	¥ 626,113	$ 5,256,595

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2005	2006	2006
Net cash provided by operating activities	¥ 35,507	¥ 43,261	$ 363,203
Net cash used in investing activities	(29,402)	(45,140)	(378,978)
Net cash provided by (used in) financing activities	9,662	(14,804)	(124,289)
Effect of exchange rate changes on cash and cash equivalents	4,370	1,437	12,064

Net increase (decrease) in cash and cash equivalents	20,137	(15,246)	(128,000)
Cash and cash equivalents at beginning of period	70,111	92,079	773,059

Cash and cash equivalents at end of period	¥ 90,248	¥ 76,833	$ 645,059

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we recently agreed to acquire, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Nine Months Ended December 31, 2006 Compared to Nine Months Ended December 31, 2005 (with Focus on Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005)

Net Sales

	(Yen in millions) For the three months ended December 31
	2005	2006	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥ 43,104	¥ 52,593	¥ 9,489	22.0
Other small precision brushless DC motors	17,989	19,153	1,164	6.5
Small precision brush DC motors	1,886	1,502	(384)	(20.4)
Brushless DC fans	8,992	10,054	1,062	11.8

Sub-total	71,971	83,302	11,331	15.7
Mid-size motors	9,195	11,699	2,504	27.2
Machinery	16,886	19,743	2,857	16.9
Electronic and optical components	32,640	37,807	5,167	15.8
Others	6,037	6,753	716	11.9

Consolidated total	¥ 136,729	¥ 159,304	¥ 22,575	16.5

Our net sales increased ¥22,575 million, or 16.5%, from ¥136,729 million for the three months ended December 31, 2005 to ¥159,304 million for the three months ended December 31, 2006. This increase was due primarily to an increase in customer demand in our core business, small precision motors. In addition, the machinery and electronic and optical components businesses contributed to an overall increase in net sales for the three months ended December 31, 2006.

Our net sales increased ¥66,238 million, or 16.9%, from ¥392,903 million for the nine months ended December 31, 2005 to ¥459,141 million for the nine months ended December 31, 2006.

Our core business, small precision motors, including hard disk drive spindle motors increased ¥11,331 million, or 15.7%, from ¥71,971 million for the three months ended December 31, 2005 to ¥83,302 million for the three months ended December 31, 2006. Net sales of mid-size motors increased ¥2,504 million, or 27.2%, from ¥9,195 million for the three months ended December 31, 2005 to ¥11,699 million for the three months ended December 31, 2006. Net sales of machinery increased ¥2,857 million, or 16.9%, from ¥16,886 million for the three months ended December 31, 2005 to ¥19,743 million for the three months ended December 31, 2006. Net sales of electronic and optical components increased ¥5,167 million, or 15.8%, from ¥32,640 million for the three months ended December 31, 2005 to ¥37,807 million for the three months ended December 31, 2006. Net sales of others increased ¥716 million, or 11.9%, from ¥6,037 million for the three months ended December 31, 2005 to ¥6,753 million for the three months ended December 31, 2006.

Net sales of hard disk drive spindle motors increased ¥9,489 million, or 22.0%, from ¥43,104 million for the three months ended December 31, 2005 to ¥52,593 million for the three months ended December 31, 2006. Sales volume of hard disk drive spindle motors increased by 26.0% compared to the same period of the previous fiscal year. This increase was primarily due to an increase in net sales of 2.5-inch motors and 3.5-inch motors, reflecting strong demand in the information technology industry and for consumer electronics. Net sales of hard disk drive spindle motors accounted for 31.5% of total net sales for the three months ended December 31, 2005 and 33.0% of total net sales for the three months ended December 31, 2006.

Net sales of our hard disk drives spindle motors increased ¥26,211 million, or 22.0%, from ¥119,383 million for the nine months ended December 31, 2005 to ¥145,594 million for the nine months ended December 31, 2006.

Net sales of other small precision brushless DC motors increased ¥1,164 million, or 6.5%, from ¥17,989 million for the three months ended December 31, 2005 to ¥19,153 million for the three months ended December 31, 2006. This increase was primarily due to an increase in sales of brushless DC motors for optical disk drives and office equipment. Net sales of other small precision brushless DC motors accounted for 13.2% of total net sales for the three months ended December 31, 2005 and 12.0% of total net sales for the three months ended December 31, 2006.

Net sales of other small precision brushless DC motors increased ¥5,583 million, or 11.1%, from ¥50,318 million for the nine months ended December 31, 2005 to ¥55,901 million for the nine months ended December 31, 2006.

Net sales of brushless DC fans increased ¥1,062 million, or 11.8%, from ¥8,992 million for the three months ended December 31, 2005 to ¥10,054 million for the three months ended December 31, 2006.

Net sales of brushless DC fans accounted for 6.6% of total net sales for the three months ended December 31, 2005 and 6.3% of total net sales for the three months ended December 31, 2006.

Net sales of brushless DC fans increased ¥1,999 million, or 7.4%, from ¥27,178 million for the nine months ended December 31, 2005 to ¥29,177 million for the nine months ended December 31, 2006.

Net sales of mid-size motors increased ¥2,504 million, or 27.2%, from ¥9,195 million for the three months ended December 31, 2005 to ¥11,699 million for the three months ended December 31, 2006. This increase was primarily due to an increase in net sales of motors for power steering in automobiles. Net sales of motors for power steering in automobiles increased ¥589 million, or 47.2%, compared to the same period of the previous fiscal year. In addition, net sales of motors for home appliances and for industrial equipment increased compared to the same period of the previous fiscal year.

Net sales of mid-size motors accounted for 6.7% of our total net sales for the three months ended December 31, 2005 and 7.4% of total net sales for the three months ended December 31, 2006.

Net sales of mid-size motors increased ¥6,832 million, or 25.2%, from ¥27,152 million for the nine months ended December 31, 2005 to ¥33,984 million for the nine months ended December 31, 2006.

Net sales of machinery increased ¥2,857 million, or 16.9%, from ¥16,886 million for the three months ended December 31, 2005 to ¥19,743 million for the three months ended December 31, 2006. Net sales of machinery such as power transmission drives, semiconductor manufacturing equipment and high-speed pressing machines increased due to demand from increased capital investment by our customers.

Net sales of machinery accounted for 12.3% of our total net sales for the three months ended December 31, 2005 and 12.4% of total net sales for the three months ended December 31, 2006.

Net sales of machinery increased ¥12,679 million, or 25.0%, from ¥50,794 million for the nine months ended December 31, 2005 to ¥63,473 million for the nine months ended December 31, 2006.

Net sales of electronic and optical components increased ¥5,167 million, or 15.8%, from ¥32,640 million for the three months ended December 31, 2005 to ¥37,807 million for the three months ended December 31, 2006. This increase was primarily due to an increase in net sales of optical components and electronic circuit components.

Net sales of electronic and optical components accounted for 23.9% of our total net sales for the three months ended December 31, 2005 and 23.7% of total net sales for the three months ended December 31, 2006.

Net sales of electronic and optical components increased ¥10,493 million, or 10.9%, from ¥95,828 million for the nine months ended December 31, 2005 to ¥106,321 million for the nine months ended December 31, 2006.

Net sales of other products increased ¥716 million, or 11.9%, from ¥6,037 million for the three months ended December 31, 2005 to ¥6,753 million for the three months ended December 31, 2006. This increase was primarily due to an increase in net sales of pivot assemblies.

Net sales of other products accounted for 4.4% of total net sales for the three months ended December 31, 2005 and 4.2% of total net sales for the three months ended December 31, 2006.

Net sales of other products increased ¥2,790 million, or 16.6%, from ¥16,770 million for the nine months ended December 31, 2005 to ¥19,560 million for the nine months ended December 31, 2006.

Cost of Products Sold

Our cost of products sold increased ¥17,402 million, or 16.6%, from ¥104,830 million for the three months ended December 31, 2005 to ¥122,232 million for the three months ended December 31, 2006. This increase was primarily due to an increase in the volume of sales for the three months ended December 31, 2006. As a percentage of net sales, our cost of products sold remained unchanged at 76.7% for the three months ended December 31, 2006, compared to the same period of the previous fiscal year.

Our cost of products sold increased ¥50,931 million, or 16.9% from ¥301,376 million for the nine months ended December 31, 2005 to ¥352,307 million for the nine months ended December 31, 2006.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥2,386 million, or 24.6%, from ¥9,709 million for the three months ended December 31, 2005 to ¥12,095 million for the three months ended December 31, 2006. This increase was primarily due to increases in salaries and loss on fixed assets. As a percentage of net sales, our selling, general and administrative expenses increased from 7.1% for the three months ended December 31, 2005 to 7.6% for the three months ended December 31, 2006.

Our selling, general and administrative expenses increased ¥4,100 million, or 13.7%, from ¥30,023 million for the nine months ended December 31, 2005 to ¥34,123 million for the nine months ended December 31, 2006.

Research and Development Expenses

Our research and development expenses increased ¥759 million, or 10.6%, from ¥7,187 million for the three months ended December 31, 2005 to ¥7,946 million for the three months ended December 31, 2006. This increase was primarily due to an increase in research and development expenses related to mid-size motors and machinery for the three months ended December 31, 2006. As a percentage of net sales, our research and development expenses decreased from 5.3% for the three months ended December 31, 2005 to 5.0% for the three months ended December 31, 2006.

Our research and development expenses increased ¥2,211 million, or 10.3%, from ¥21,423 million for the nine months ended December 31, 2005 to ¥23,634 million for the nine months ended December 31, 2006.

Operating Income

Our operating income increased ¥2,028 million, or 13.5%, from ¥15,003 million for the three months ended December 31, 2005 to ¥17,031 million for the three months ended December 31, 2006. This increase was mainly due to an increase in the operating income of small precision motors for the three months ended December 31, 2006. In addition, mid-size motors, machinery and other products increased for the three months ended December 31, 2006. As a percentage of net sales, our operating income decreased from 11.0% for the three months ended December 31, 2005 to 10.7% for the three months ended December 31, 2006.

Our operating income increased ¥8,996 million, or 22.4%, from ¥40,081 million for the nine months ended December 31, 2005 to ¥49,077 million for the nine months ended December 31, 2006.

Other Income (Expense)

Our other income decreased ¥3,609 million, or 77.9%, from ¥4,635 million for the three months ended December 31, 2005 to ¥1,026 million for the three months ended December 31, 2006.

Foreign exchange gain decreased ¥1,998 million from ¥3,129 million for the three months ended December 31, 2005 to ¥1,131 million for the three months ended December 31, 2006. This was principally due to depreciation in the value of the yen against relevant foreign currencies compared to the same period of the previous fiscal year. The exchange rate was ¥113.19 per U.S. dollar as of September 30, 2005 and ¥118.07 per U.S. dollar as of December 31, 2005, ¥117.90 per U.S. dollar as of September 30, 2006 and ¥119.11 per U.S. dollar as of December 31, 2006.

We incurred loss on marketable securities, net in the amount of ¥13 million for the three months ended December 31, 2006, while we had gain from marketable securities, net in the amount of ¥1,732 million for the three months ended December 31, 2005.This decrease was mainly due to a gain from marketable securities, net in the amount of ¥1,208 million from the exchange of our shares in UFJ Holdings to those of the newly-created new company, Mitsubishi UFJ Financial Group, the result of a merger involving UFJ Holdings, in the three months ended December 31, 2005.

Our other income decreased ¥8,103 million, or 83.2%, from ¥9,744 million for the nine months ended December 31, 2005 to ¥1,641 million for the nine months ended December 31, 2006.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes decreased ¥1,581 million, or 8.1%, from ¥19,638 million for the three months ended December 31, 2005 to ¥18,057 million for the three months ended December 31, 2006. As a percentage of net sales, our income before provision for income taxes decreased from 14.4% for the three months ended December 31, 2005 to 11.3% for the three months ended December 31, 2006.

Our income before provision for income taxes increased ¥893 million, or 1.8%, from ¥49,825 million for the nine months ended December 31, 2005 to ¥50,718 million for the nine months ended December 31, 2006.

Provision for Income Taxes

Our provision for income taxes increased ¥1,719 million, or 33.1%, from ¥5,194 million for the three months ended December 31, 2005 to ¥6,913 million for the three months ended December 31, 2006.

Our provision for income taxes increased ¥2,909 million, or 26.2%, from ¥11,111 million for the nine months ended December 31, 2005 to ¥14,020 million for the nine months ended December 31, 2006. The estimated effective income tax rate for the nine months ended December 31, 2006 was higher as compared to the nine months ended December 31, 2005. This was mainly due to additional tax expenses based on transfer pricing taxation.

Minority Interest in Income of Consolidated Subsidiaries

Our minority interest in income of consolidated subsidiaries decreased ¥567 million, or 23.9%, from ¥2,369 million for the three months ended December 31, 2005 to ¥1,802 million for the three months ended December 31, 2006. This decrease was primarily due to a decrease in income of group companies such as Nidec Sankyo Corporation and certain of its subsidiaries.

Our minority interest in income of consolidated subsidiaries increased ¥376 million, or 6.1%, from ¥6,211 million for the nine months ended December 31, 2005 to ¥6,587 million for the nine months ended December 31, 2006.

Equity in Net Income (loss) of Affiliated Companies

We incurred equity in net loss of affiliated companies in the amount of ¥43 million for the three months ended December 31, 2006, while we had equity in net income of affiliated companies in the amount of ¥49 million for the three months ended December 31, 2005.

We incurred equity in net loss of affiliated companies in the amount of ¥36 million for the nine months ended December 31, 2006, while we had equity in net income of affiliated companies in the amount of ¥22 million for the nine months ended December 31, 2005.

Net Income

As a result of the foregoing, our net income decreased ¥2,825 million, or 23.3%, from ¥12,124 million for the three months ended December 31, 2005 to ¥9,299 million for the three months ended December 31, 2006. As a percentage of net sales, our net income decreased from 8.9% for the three months ended December 31, 2005 to 5.8% for the three months ended December 31, 2006.

Our net income decreased ¥2,450 million, or ¥7.5%, from ¥32,525 million for the nine months ended December 31, 2005 to ¥30,075 million for the nine months ended December 31, 2006.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation. See Note 10 to our consolidated financial statements included in this release.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Thus our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended December 31, 2005 and 2006. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the three months ended December 31, 2005 and 2006:

	Three months ended December 31
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 17,383	¥ 23,952	$ 201,091
Intersegment revenues	26,304	21,770	182,772

Sub total	43,687	45,722	383,863
Nidec Electronics (Thailand)
External revenues	12,788	18,560	155,822
Intersegment revenues	7,675	4,701	39,468

Sub total	20,463	23,261	195,290
Nidec (Zhejiang)
External revenues	4,412	4,218	35,413
Intersegment revenues	1,255	1,266	10,629

Sub total	5,667	5,484	46,042
Nidec (Dalian)
External revenues	908	862	7,237
Intersegment revenues	11,453	11,644	97,758

Sub total	12,361	12,506	104,995

	Three months ended December 31
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec Singapore
External revenues	15,625	11,509	96,625
Intersegment revenues	349	242	2,032

Sub total	15,974	11,751	98,657
Nidec (H.K.)
External revenues	6,654	9,424	79,120
Intersegment revenues	674	1,090	9,151

Sub total	7,328	10,514	88,271
Nidec Philippines
External revenues	307	1,692	14,205
Intersegment revenues	8,440	10,751	90,261

Sub total	8,747	12,443	104,466
Nidec Sankyo
External revenues	16,937	15,110	126,858
Intersegment revenues	4,770	3,355	28,167

Sub total	21,707	18,465	155,025
Nidec Copal
External revenues	11,388	17,014	142,843
Intersegment revenues	2,327	1,994	16,741

Sub total	13,715	19,008	159,584
Nidec Tosok
External revenues	5,610	5,520	46,344
Intersegment revenues	138	76	638

Sub total	5,748	5,596	46,982
Nidec Copal Electronics
External revenues	4,399	4,668	39,191
Intersegment revenues	630	729	6,120

Sub total	5,029	5,397	45,311
Nidec Shibaura
External revenues	3,037	3,862	32,424
Intersegment revenues	552	989	8,303

Sub total	3,589	4,851	40,727
Nidec-Shimpo
External revenues	2,297	2,808	23,575
Intersegment revenues	318	773	6,490

Sub total	2,615	3,581	30,065
Nidec Nissin
External revenues	3,029	2,761	23,180
Intersegment revenues	265	211	1,771

Sub total	3,294	2,972	24,951

	Three months ended December 31
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
All Others
External revenues	31,306	35,134	294,970
Intersegment revenues	46,341	51,389	431,443

Sub total	77,647	86,523	726,413
Total
External revenues	136,080	157,094	1,318,898
Intersegment revenues	111,491	110,980	931,744

Adjustments(*)	649	2,210	18,555
Intersegment elimination	(111,491)	(110,980)	(931,744)

Consolidated total (net sales)	¥ 136,729	¥ 159,304	$ 1,337,453

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Three months ended December 31
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 2,555	¥ 2,931	$ 24,608
Nidec Electronics (Thailand)	3,146	2,972	24,952
Nidec (Zhejiang)	49	89	747
Nidec (Dalian)	953	1,212	10,175
Nidec Singapore	316	350	2,938
Nidec (H.K.)	85	81	680
Nidec Philippines	336	1,260	10,578
Nidec Sankyo	2,444	1,489	12,501
Nidec Copal	727	984	8,261
Nidec Tosok	227	493	4,139
Nidec Copal Electronics	551	589	4,945
Nidec Shibaura	(120)	(46)	(386)
Nidec-Shimpo	103	517	4,341
Nidec Nissin	206	144	1,209
All Others	3,264	3,157	26,505

Total	14,842	16,222	136,193

Adjustments (*)	161	809	6,793

Consolidated total	¥ 15,003	¥ 17,031	$ 142,986

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased ¥2,035 million, or 4.7%, from ¥43,687 million for the three months ended December 31, 2005 to ¥45,722 million for the three months ended December 31, 2006. External revenues of Nidec Corporation increased ¥6,569 million, or 37.8%, from ¥17,383 million for the three months ended December 31, 2005 to ¥23,952 million for the three months ended December 31, 2006. This increase resulted primarily from an increase in net sales in our core business, hard disk drive spindle motors, reflecting continued strong demand in the information technology industry and for consumer electronics. The increase also resulted from an increase in sales of hard disk drive spindle motors as a result of a transfer of sales to a large customer from Nidec Singapore Pte. Ltd. transactions with Nidec Corporation, resulting from the customer transferring from Singapore to China. Intersegment revenues of Nidec Corporation decreased ¥4,534 million, or 17.2%, from ¥26,304 million for the three months ended December 31, 2005 to ¥21,770 million for the three months ended December 31, 2006. This decrease resulted primarily from a decrease in sales of hard disk drive spindle motors to the large customer mentioned above through Nidec Singapore Pte. Ltd. Operating profit of Nidec Corporation increased ¥376 million, or 14.7%, from ¥2,555 million for the three months ended December 31, 2005 to ¥2,931 million for the three months ended December 31, 2006. This increase was due primarily to the increase in net sales of hard disk drive spindle motors and an increase in royalty and commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥2,798 million, or 13.7%, from ¥20,463 million for the three months ended December 31, 2005 to ¥23,261 million for the three months ended December 31, 2006. This was due primarily to an increase in sales of hard disk drive spindle motors to main customers reflecting strong demand for 2.5-inch motors used in notebook PCs and game consoles. However, operating profit decreased ¥174 million, or 5.5%, from ¥3,146 million for the three months ended December 31, 2005 to ¥2,972 million for the three months ended December 31, 2006. This decrease resulted primarily from a delay in cost efficiency improvements in production relative to declines in sales prices.

Net sales of Nidec (Zhejiang) Corporation decreased ¥183 million, or 3.2%, from ¥5,667 million for the three months ended December 31, 2005 to ¥5,484 million for the three months ended December 31, 2006. However, operating profit increased ¥40 million, or 81.6%, from ¥49 million for the three months ended December 31, 2005 to ¥89 million for the three months ended December 31, 2006. This increase resulted primarily from an increase in sales of relatively more profitable products, along with a decrease in sales of assembly products, with lower margins, as compared to the same period of the previous fiscal year.

Net sales of Nidec (Dalian) Limited increased slightly by ¥145 million, or 1.2%, from ¥12,361 million for the three months ended December 31, 2005 to ¥12,506 million for the three months ended December 31, 2006. Operating profit increased ¥259 million, or 27.2%, from ¥953 million for the three months ended December 31, 2005 to ¥1,212 million for the three months ended December 31, 2006. The major reason for this increase was due to an increase in sales of brushless DC fans and to changes in product mix, with the proportion of high margin products increasing as compared to the same period of the previous fiscal year.

Net sales of Nidec Singapore Pte. Ltd. decreased ¥4,223 million, or 26.4%, from ¥15,974 million for the three months ended December 31, 2005 to ¥11,751 million for the three months ended December 31, 2006, resulting primarily from a decrease in sales of hard disk drive spindle motors to a large customer, which transferred from Singapore to China in the current fiscal year. However, operating profit increased ¥34 million, or 10.8%, from ¥316 million for the three months ended December 31, 2005 to ¥350 million for the three months ended December 31, 2006. This increase resulted from an increase of 22.5% in sales in the profitable manufacturing division, along with a decrease of 39.7% in while sales in the less profitable trading division. Sales to the large customer no longer recorded at Nidec Singapore Pte. Ltd., as well as associated costs, were generally lower margin sales of our trading division, which contributed to the growth in operating profit ratio.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥3,186 million, or 43.5%, from ¥7,328 million for the three months ended December 31, 2005 to ¥10,514 million for the three months ended December 31, 2006. This was due primarily to an increase in sales of hard disk drive spindle motors and small precision brushless DC motors to a few main customers. However, the operating profit of Nidec (H.K.) Co., Ltd. decreased slightly by ¥4 million, or 4.7%, from ¥85 million for the three months ended December 31, 2005 to ¥81 million for the three months ended December 31, 2006. This decrease resulted primarily from an increase in sales with lower margins and increased selling, general and administrative expenses, especially personnel expenses and freight and packing fees.

Net sales of Nidec Philippines Corporation increased ¥3,696 million, or 42.3%, from ¥8,747 million for the three months ended December 31, 2005 to ¥12,443 million for the three months ended December 31, 2006. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to our main customer in China and a few other main customers through Nidec Corporation. Operating profit increased ¥924 million, or approximately four times, from ¥336 million for the three months ended December 31, 2005 to ¥1,260 million for the three months ended December 31, 2006. This increase was due primarily to an increase in sales of high-price and high-margin goods, namely 2.5 inches hard disk drive spindle motors, reflecting volume efficiency resulting primarily from the large increase in sales.

Net sales of Nidec Sankyo Corporation decreased ¥3,242 million, or 14.9%, from ¥21,707 million for the three months ended December 31, 2005 to ¥18,465 million for the three months ended December 31, 2006 due to a decrease in sales of optical pickup units. Operating profit decreased ¥955 million, or 39.1%, from ¥2,444 million for the three months ended December 31, 2005 to ¥1,489 million for the three months ended December 31, 2006. The major reason for this decrease was the decrease in sales of industrial robots and optical pickup units.

Net sales of Nidec Copal Corporation increased ¥5,293 million, or 38.6%, from ¥13,715 million for the three months ended December 31, 2005 to ¥19,008 million for the three months ended December 31, 2006. This increase was due primarily to an increase in sales of shutters and lens units for digital cameras, reflecting strong customer demand. Operating profit increased ¥257 million, or 35.4%, from ¥727 million for the three months ended December 31, 2005 to ¥984 million for the three months ended December 31, 2006 due primarily to an increase in sales of shutters and lens units for digital cameras.

Net sales of Nidec Tosok Corporation decreased slightly by ¥152 million, or 2.6%, from ¥5,748 million for the three months ended December 31, 2005 to ¥5,596 million for the three months ended December 31, 2006. This decrease was due primarily to a decrease in sales of precision measuring machinery, brushless DC fans and automobile parts, which more than offset a substantial increase in sales of semiconductor fabrication equipment. Operating profit increased ¥266 million, or 117.2% from ¥227 million for the three months ended December 31, 2005 to ¥493 million for the three months ended December 31, 2006, due primarily to cost efficiency improvements in production of automobile parts and semiconductor fabrication equipment.

Net sales of Nidec Copal Electronics Corporation increased ¥368 million, or 7.3%, from ¥5,029 million for the three months ended December 31, 2005 to ¥5,397 million for the three months ended December 31, 2006. This increase was primarily due to an increase in sales of trimmer potentiometers, switches and pressure sensors, reflecting an increased demand in the information technology and semiconductor fabrication equipment industries. Operating profit increased ¥38 million, or 6.9%, from ¥551 million for the three months ended December 31, 2005 to ¥589 million for the three months ended December 31, 2006. This increase resulted from an increase in sales volume.

Net sales of Nidec Shibaura Corporation increased ¥1,262 million, or 35.2%, from ¥3,589 million for the three months ended December 31, 2005 to ¥4,851 million for the three months ended December 31, 2006, due primarily to an increase in sales of mid-size motors for air conditioners. Nidec Shibaura Corporation had operating loss of ¥120 million for the three months ended December 31, 2005 and operating loss of ¥46 million for the three months ended December 31, 2006. This loss resulted primarily from increased royalty fees from its subsidiary companies as compared to the same period of the previous fiscal year.

Net sales of Nidec-Shimpo Corporation increased ¥966 million, or 36.9%, from ¥2,615 million for the three months ended December 31, 2005 to ¥3,581 million for the three months ended December 31, 2006. This was due primarily to an increase in sales of power transmission equipment, reflecting an increase in customer demand. Operating profit of Nidec-Shimpo Corporation increased ¥414 million, or approximately five times, from ¥103 million for the three months ended December 31, 2005 to ¥517 million for the three months ended December 31, 2006. The increase in operating profit resulted primarily from an increase in sales of high-price and high-margin power transmission equipment.

Net sales of Nidec Nissin Corporation decreased ¥322 million, or 9.8%, from ¥3,294 million for the three months ended December 31, 2005 to ¥2,972 million for the three months ended December 31, 2006. This decrease was primarily due to a decrease in sales of plastic lenses for mobile telephones as a result of a delay in the launch of certain new products and a decline in sales prices. Operating profit decreased ¥62 million, or 30.1%, from ¥206 million for the three months ended December 31, 2005 to ¥144 million for the three months ended December 31, 2006. This decrease was primarily due to a decrease in sales of plastic lenses, as well as a sharp drop in the unit price of plastic lenses for mobile telephones.

Within the All Others segment, net sales increased ¥8,876 million, or 11.4%, from ¥77,647 million for the three months ended December 31, 2005 to ¥86,523 million for the three months ended December 31, 2006. This was primarily due to an expansion in sales of Nidec Copal (Thailand) Co., Ltd. and Nidec (Dongguan) Limited. Operating profit decreased ¥107 million, or 3.3%, from ¥3,264 million for the three months ended December 31, 2005 to ¥3,157 million for the three months ended December 31, 2006. This decrease was primarily due to a decrease in sales and profitability of Nidec Tosok (Vietnam) Co., Ltd. and Nidec Hi-Tech Motor (Thailand) Co., Ltd.

Liquidity and Capital Resources

During the nine months ended December 31, 2006, our total assets increased ¥60,143 million, or 10.6%, from ¥565,970 million to ¥626,113 million. Property, plant and equipment increased ¥23,236 million mainly due to additional machinery and equipment acquired to achieve increased production in overseas subsidiaries and the consolidation of Nidec Motors & Actuators and its consolidated subsidiaries (“NMA group”), which became our consolidated subsidiaries in December 2006. Trade notes receivable  trade accounts receivable and inventories also increased ¥3,743 million, ¥18,971 million and ¥5,006 million, respectively, due to increased sales. On the other hand, cash and cash equivalents decreased ¥15,246 million, as mentioned under “Cash Flows” below.

During the nine months ended December 31, 2006, our total liabilities increased ¥26,936 million, or 11.3%, from ¥239,333 million to ¥266,269 million. This increase was mainly due to increase in short-term borrowings of ¥9,681 million for the acquisition of the NMA group, and an increase in trade notes and account payable of ¥12,296 million. The reason for the increase in trade notes and accounts payable was the consolidation of the, NMA group and increased purchases to meet increased net sales.

During the nine months ended December 31, 2006, our working capital, defined as current assets less current liabilities, decreased ¥7,703 million, or 6.1%, from ¥125,417 million to ¥117,714 million, mainly due to increases in short-term borrowings and trade notes and accounts payable.

During the nine months ended December 31, 2006, total shareholders’ equity increased ¥29,400 million, or 11.2%, from ¥263,659 million to ¥293,059 million. This increase was mainly due to an increase in retained earnings of ¥24,290 million, which was offset by dividends paid of ¥5,785 million and foreign currency translation adjustments of ¥5,164 million. As a result, the ratio of stockholders’ equity to total assets increased 0.2 points from 46.6% as of March 31, 2006 to 46.8% as of December 31, 2006.

Cash Flows

Net cash provided by operating activities increased ¥7,754 million from ¥35,507 million for the nine months ended December 31, 2005 to ¥43,261 million for the nine months ended December 31, 2006, despite the decrease in net income of ¥2,450 million from ¥32,525 to ¥30,075 million. This increase is due mainly from increases in non-cash income statement items of ¥10,365 million, such as foreign currency adjustments of ¥4,183 million, depreciation and amortization of ¥2,136 million and gain from marketable securities, net of ¥2,584 million. Total changes in operating assets and liabilities increased only ¥619 million, mainly because a decrease in operating assets was offset by a decrease in operating liabilities.

Net cash used in investing activities increased ¥15,738 million from ¥29,402 million for the nine months ended December 31, 2005 to ¥45,140 million for the nine months ended December 31, 2006. This increase was mainly due to acquisitions of consolidated subsidiaries, net of cash acquired of ¥9,185 million.

Net cash used in financing activities increased ¥24,466 million from cash provided of ¥9,662 million for the nine months ended December 31, 2005 to ¥14,804 million cash used for the nine months ended December 31, 2006. This increase was mainly due to a net decrease in the impact on financing cash flow of ¥20,303 million, from an increase in short-term borrowing of ¥16,493 million for the nine months ended December 31, 2005 to a decrease in short-term borrowing of ¥3,810 million for the nine months ended December 31, 2006. Dividends paid increased ¥2,216 million from ¥3,569 million to ¥5,785 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥15,246 million from ¥92,079 million as of March 31, 2006 to ¥76,833 million as of December 31, 2006.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2006		December 31,
	March 31	December 31	2006
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 92,079	¥ 76,833	$ 645,059
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥538 million in March and ¥569 million ($4,777 thousand) in December:
Notes	15,740	19,483	163,571
Accounts	127,998	146,969	1,233,893
Inventories:
Finished goods	25,924	27,347	229,595
Raw materials	14,145	17,546	147,309
Work in progress	16,662	16,343	137,209
Project in progress	893	1,287	10,805
Supplies and other	2,850	2,957	24,826
Other current assets	15,256	19,521	163,891

Total current assets	311,547	328,286	2,756,158

Marketable securities and other securities investments	21,328	21,718	182,336
Investments in and advances to affiliated companies	2,868	2,909	24,423
Property, plant and equipment:
Land	36,088	38,274	321,333
Buildings	89,039	97,773	820,863
Machinery and equipment	210,108	236,982	1,989,606
Construction in progress	8,780	14,608	122,643

	344,015	387,637	3,254,445
Less - Accumulated depreciation	(167,787)	(188,173)	(1,579,825)

	176,228	199,464	1,674,620

Goodwill	44,266	63,674	534,581
Other non-current assets	9,733	10,062	84,477

Total assets	¥ 565,970	¥ 626,113	$ 5,256,595

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2006
			December 31,
	March 31	December 31	2006

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 43,621	¥ 53,302	$ 447,502
Current portion of long-term debt	4,647	3,018	25,338
Trade notes and accounts payable	109,053	121,349	1,018,798
Other current liabilities	28,809	32,903	276,240

Total current liabilities	186,130	210,572	1,767,878

Long-term liabilities:
Long-term debt	32,134	33,425	280,623
Accrued pension and severance costs	9,704	13,855	116,321
Other long-term liabilities	11,365	8,417	70,666

Total long-term liabilities	53,203	55,697	467,610

Minority interest in consolidated subsidiaries	62,978	66,785	560,700
Contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares in 2006; issued and outstanding: 144,661,292 shares in March and 144,744,892 shares in December	65,649	65,802	552,447
Additional paid-in capital	68,240	68,399	574,251
Retained earnings	126,334	150,624	1,264,579
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(75)	5,089	42,725
Unrealized gains from securities	3,863	3,516	29,519
Minimum pension liability adjustment	(115)	(115)	(965)
Treasury stock, at cost: 42,110 shares in March and 44,360 shares in December	(237)	(256)	(2,149)

Total shareholders’ equity	263,659	293,059	2,460,407

Total liabilities and shareholders’ equity	¥ 565,970	¥ 626,113	$ 5,256,595

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three months ended December 31		For the three months ended December 31,
		2005	2006	2006
	Net sales	¥136,729	¥ 159,304	$ 1,337,453

	Operating expenses:
	Cost of products sold	104,830	122,232	1,026,211
	Selling, general and administrative expenses	9,709	12,095	101,545
	Research and development expenses	7,187	7,946	66,711

		121,726	142,273	1,194,467

	Operating income	15,003	17,031	142,986

	Other income (expense):
	Interest and dividend income	355	544	4,567
	Interest expense	(356)	(355)	(2,980)
	Foreign exchange gain, net	3,129	1,131	9,495
	Gain (loss) from derivative instruments, net	22	(1)	(8)
	Gain (loss) from marketable securities, net	1,732	(13)	(109)
	Other, net	(247)	(280)	(2,351)

		4,635	1,026	8,614

	Income before provision for income taxes	19,638	18,057	151,600
	Provision for income taxes	(5,194)	(6,913)	(58,039)

	Income before minority interest and equity in earnings of affiliated companies	14,444	11,144	93,561
	Minority interest in income of consolidated subsidiaries	2,369	1,802	15,129
	Equity in net (income) / losses of affiliated companies	(49)	43	361

	Net income	¥ 12,124	¥ 9,299	$ 78,071

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 84.43	¥ 64.28	$ 0.54
	－ diluted	¥ 81.38	¥ 62.46	$ 0.52
	Cash dividends	¥ 12.50	¥ 20.00	$ 0.17

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the nine months ended December 31		For the nine months ended December 31,
		2005	2006	2006
	Net sales	¥ 392,903	¥ 459,141	$ 3,854,765

	Operating expenses:
	Cost of products sold	301,376	352,307	2,957,829
	Selling, general and administrative expenses	30,023	34,123	286,483
	Research and development expenses	21,423	23,634	198,422

		352,822	410,064	3,442,734

	Operating income	40,081	49,077	412,031

	Other income (expense):
	Interest and dividend income	1,079	1,808	15,179
	Interest expense	(827)	(1,351)	(11,342)
	Foreign exchange gain, net	7,645	1,826	15,330
	Gain (loss) from derivative instruments, net	36	(20)	(168)
	Gain from marketable securities, net	2,835	240	2,015
	Other, net	(1,024)	(862)	(7,237)

		9,744	1,641	13,777

	Income before provision for income taxes	49,825	50,718	425,808
	Provision for income taxes	(11,111)	(14,020)	(117,706)

	Income before minority interest and equity in earnings of affiliated companies	38,714	36,698	308,102
	Minority interest in income of consolidated subsidiaries	6,211	6,587	55,302
	Equity in net (income) / losses of affiliated companies	(22)	36	302

	Net income	¥ 32,525	¥ 30,075	$ 252,498

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 227.31	¥ 207.92	$ 1.75
	－ diluted	¥ 218.58	¥ 202.04	$ 1.70
	Cash dividends	¥ 25.00	¥ 40.00	$ 0.34

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2006	144,661,292	¥65,649	¥ 68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				30,075			30,075
Other comprehensive income (loss):
Foreign currency translation adjustments					5,164		5,164
Unrealized losses on securities, net of reclassification adjustment					(347)		(347)
Minimum pension liability adjustment					-		-

Total comprehensive income							34,892

Dividends paid				(5,785)			(5,785)
Exercise of stock option	83,600	153	163				316
Issuance cost of new stock			(4)				(4)
Purchase of treasury stock						(19)	(19)

Balance at December 31, 2006	144,744,892	¥65,802	¥ 68,399	¥150,624	¥8,490	¥(256)	¥293,059

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2006	$551,162	$572,917	$1,060,650	$30,837	$(1,989)	$2,213,577
Comprehensive income:
Net income			252,498			252,498
Other comprehensive income (loss):
Foreign currency translation adjustments				43,355		43,355
Unrealized losses on securities, net of reclassification adjustment				(2,913)		(2,913)
Minimum pension liability adjustment				-		-

Total comprehensive income						292,940

Dividends paid			(48,569)			(48,569)
Exercise of stock option	1,285	1,368				2,653
Issuance cost of new stock		(34)				(34)
Purchase of treasury stock					(160)	(160)

Balance at December 31, 2006	$552,447	$574,251	$1,264,579	$71,279	$(2,149)	$2,460,407

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2005	2006	2006
Cash flows from operating activities:
Net income	¥ 32,525	¥ 30,075	$ 252,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,821	20,957	175,947
Gain from marketable securities, net	(2,835)	(251)	(2,107)
Loss on sales, disposal and impairment of fixed assets	128	1,100	9,235
Minority interest in income of consolidated subsidiaries	6,211	6,587	55,302
Equity in net (income) loss of affiliated companies	(22)	36	302
(Gain) loss from derivative instruments, net	(36)	20	168
Foreign currency adjustments	(4,169)	14	118
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(8,973)	(12,680)	(106,456)
Increase in inventories	(9,814)	(1,305)	(10,956)
Increase in notes and accounts payable	7,192	844	7,086
Decrease in accrued income taxes	(2,311)	(146)	(1,226)
Other	(1,210)	(1,990)	(16,708)

Net cash provided by operating activities	35,507	43,261	363,203

Cash flows from investing activities:
Additions to property, plant and equipment	(30,019)	(30,640)	(257,241)
Proceeds from sales of property, plant and equipment	557	860	7,220
Purchases of marketable securities	(3)	(2)	(17)
Proceeds from sales of marketable securities	3,062	379	3,182
Proceeds from sales of investments in affiliated companies	-	774	6,498
Acquisitions of consolidated subsidiaries, net of cash acquired	-	(9,185)	(77,114)
Payments for additional investments in subsidiaries	(4,117)	(6,308)	(52,959)
Other	1,118	(1,018)	(8,547)

Net cash used in investing activities	¥ (29,402)	¥ (45,140)	$ (378,978)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS -(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2005	2006	2006
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	¥ 16,493	¥ (3,810)	$ (31,987)
Proceeds from issuance of long-term debt	100	-	-
Repayments of long-term debt	(2,058)	(3,759)	(31,559)
Proceeds from issuance of new shares	340	307	2,577
Dividends paid	(3,569)	(5,785)	(48,569)
Other	(1,644)	(1,757)	(14,751)

Net cash provided by (used in) financing activities	9,662	(14,804)	(124,289)

Effect of exchange rate changes on cash and cash equivalents	4,370	1,437	12,064

Net increase (decrease) in cash and cash equivalents	20,137	(15,246)	(128,000)
Cash and cash equivalents at beginning of period	70,111	92,079	773,059

Cash and cash equivalents at end of period	¥ 90,248	¥ 76,833	$ 645,059

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2006 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥119.11= US$1, the approximate current exchange rate at December 31, 2006.

Certain reclassifications in the consolidated statements of cash flows for the nine months ended December 31, 2005 have been made to conform to the presentation used for the nine months ended December 31, 2006.

2. Acquisitions:

NIDEC acquired a 99.0% share in Fujisoku Corporation (“FSKC”) on November 2006. FSKC manufactures and sells industrial switches, memory cards, panel switches and electronics measuring instruments. NIDEC believes further synergies with FSKC in R&D, manufacturing and sales will significantly enhance NIDEC’s product portfolio and ability to meet increasing customer requirements in a manner that enhances corporate value and drives business growth towards becoming the world’s top supplier of industrial switches.

The purchase price for the acquisition of the 145,956 shares of FSKC on November 8, 2006 was ¥1,031 million.

On December 27, 2006, NIDEC acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, NIDEC included seven additional companies (“the NMA group”) as wholly owned subsidiaries. The purchase price for the NMA group as of the acquisition date was ¥22,660 million. NIDEC will adjust the purchase price for the NMA group within forty-five business days after the acquisition date. This adjustment will be calculated based on the NMA group’s adjusted working capital or adjusted net debt. As of December 31, 2006, the acquisition was recorded by allocating the cost of the assets acquired and liabilities assumed, based on their estimated preliminary fair values at the at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

NIDEC also expects to adjust the fair value of assets acquired, including intangibles and liabilities assumed at estimated fair values, considering a number of factors, including the use of an independent appraisal, and consequently will adjust the amount recorded as goodwill. Additional disclosures related to this acquisition will be included at the year end financial statements.

3. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

NIDEC has completed the annual impairment test for existing goodwill as required by SFAS No. 142 as of April 1, 2006. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the nine months ended December 31, 2006 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2006	¥ 44,266	$ 371,640
Acquired during nine months	19,408	162,941

Balance as of December 31, 2006	¥ 63,674	$ 534,581

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Earnings per share:

The tables below set forth reconciliation of the differences between basic and diluted income per share for the three months and for the nine months ended December 31, 2005 and 2006:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the three months ended December 31, 2005:
Basic net income per share
Net income available to common shareholders	¥ 12,124	143,589	¥84.43
Effect of dilutive securities
Unsecured 0.8% convertible bonds	5	759
Zero coupon 0.0% convertible bonds	-	4,469
Securities of a subsidiary	0	-
Stock option	-	222
Diluted net income per share
Net income for computation	¥ 12,129	149,039	¥ 81.38
For the three months ended December 31, 2006:
Basic net income per share
Net income available to common shareholders	¥ 9,299	144,675	¥ 64.28	$0.54
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	179
Diluted net income per share
Net income for computation	¥ 9,299	148,876	¥62.46	$0.52

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the nine months ended December 31, 2005:
Basic net income per share
Net income available to common shareholders	¥ 32,525	143,086	¥227.31
Effect of dilutive securities
Unsecured 0.8% convertible bonds	14	1,106
Zero coupon 0.0% convertible bonds	-	4,469
Securities of a subsidiary	0	-
Stock option	-	200
Diluted net income per share
Net income for computation	¥ 32,539	148,861	¥ 218.58
For the nine months ended December 31, 2006:
Basic net income per share
Net income available to common shareholders	¥ 30,075	144,646	¥ 207.92	$1.75
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	187
Diluted net income per share
Net income for computation	¥ 30,075	148,855	¥202.04	$1.70

5. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2005	2006	2006
Net revenue	¥ 7,010	¥ 8,343	$ 70,044
Gross profit	¥ 588	¥ 698	$ 5,860
Net income	¥ 158	¥ 79	$ 663

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2005 and 2006 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2005	2006	2006
Service cost	¥ 627	¥ 620	$ 5,205
Interest cost	227	268	2,250
Expected return on plan assets	(91)	(117)	(982)
Amortization of unrecognized net actuarial loss	3	(28)	(235)
Amortization of unrecognized prior service cost	(47)	(47)	(395)
Cost for defined contribution plans and others	488	462	3,879
Gains from curtailments and settlements	(30)	-	-

Net periodic pension cost	¥ 1,177	¥ 1,158	$ 9,722

7. Income taxes:

NIDEC is subject to a number of different income taxes which in the aggregate indicate statutory rates in Japan of approximately 41.0% for the nine months ended December 31, 2005 and 2006. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the nine months ended December 31
	2005	2006
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(12.7)	(13.8)
Tax on undistributed earnings	1.5	1.0
Valuation allowance	(6.6)	(5.2)
Transfer pricing taxation	-	5.7
Other	(0.9)	(1.1)

Estimated effective income tax rate	22.3%	27.6%

The estimated effective income tax rate for the nine months ended December 31, 2006 was higher as compared to the nine months ended December 31, 2005. This increase was mainly due to additional tax expenses based on transfer pricing taxation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested at July 1, 2004 became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($61.71) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($30.85) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 30.85
Exercised	0	3,675	30.85
Canceled	105	3,675	30.85

Balance at March 31, 2004:	2,862	3,675	30.85
Exercised	439	3,675	30.85
Canceled	61	3,675	30.85

Balance at March 31, 2005:	2,362	3,675	30.85
Exercised	606	3,675	30.85
Canceled	0	3,675	30.85

Balance at March 31, 2006:	1,756	3,675	30.85
Exercised	418	3,675	30.85
Canceled	0	3,675	30.85

Balance at December 31, 2006:	1,338	¥ 3,675	$ 30.85

The Company used the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of each option granted was ¥3,499 ($29.38) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May 14, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. NIDEC adopted FAS No. 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of FAS 123R did not have any material impact on our consolidated financial position, consolidated results of operations, or liquidity.

9. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the nine months ended December 31, 2005 and 2006 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2005	2006	2006
Net income	¥ 32,525	¥ 30,075	$ 252,498
Other comprehensive income (loss):
Foreign currency translation adjustments	7,385	5,164	43,355
Unrealized gains from securities, net of reclassification adjustment	176	(347)	(2,913)
Minimum pension liability adjustment	0	-	-

	7,561	4,817	40,442

Total comprehensive income	¥ 40,086	¥ 34,892	$ 292,940

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥310 million ($2,603 thousand) at December 31, 2006.

In addition, NIDEC has guaranteed approximately ¥310 million ($2,603 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥310 million ($2,603 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

11. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended December 31, 2005 and 2006:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2005	2006	2006
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 43,104	¥ 52,593	$ 441,550
Other small precision brushless DC motors	17,989	19,153	160,801
Small precision brush DC motors	1,886	1,502	12,610
Brushless DC fans	8,992	10,054	84,409

Sub total	71,971	83,302	699,370
Mid-size motors	9,195	11,699	98,220
Machinery	16,886	19,743	165,754
Electronic and optical components	32,640	37,807	317,413
Others	6,037	6,753	56,696

Consolidated total	¥ 136,729	¥ 159,304	$ 1,337,453

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following table provides product information for the nine months ended December 31, 2005 and 2006:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2005	2006	2006
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 119,383	¥ 145,594	$ 1,222,349
Other small precision brushless DC motors	50,318	55,901	469,322
Small precision brush DC motors	5,480	5,131	43,078
Brushless DC fans	27,178	29,177	244,958

Sub total	202,359	235,803	1,979,707
Mid-size motors	27,152	33,984	285,316
Machinery	50,794	63,473	532,894
Electronic and optical components	95,828	106,321	892,629
Others	16,770	19,560	164,219

Consolidated total	¥ 392,903	¥ 459,141	$ 3,854,765

(2) Operating segment information

NIDEC evaluates financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. NIDEC believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenue from external customers and other financial information by operating segment for the three months and for the nine months ended December 31, 2005 and 2006, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
Revenue from external customers:	2005	2006	2006
NCJ	¥ 17,383	¥ 23,952	$ 201,091
NET	12,788	18,560	155,822
NCC	4,412	4,218	35,413
NCD	908	862	7,237
NCS	15,625	11,509	96,625
NCH	6,654	9,424	79,120
NCF	307	1,692	14,205
NSNK	16,937	15,110	126,858
NCPL	11,388	17,014	142,843
NTSC	5,610	5,520	46,344
NCEL	4,399	4,668	39,191
NSBC	3,037	3,862	32,424
NSCJ	2,297	2,808	23,575
NNSN	3,029	2,761	23,180
All Others	31,306	35,134	294,970

Total	136,080	157,094	1,318,898
Consolidated adjustments related to elimination of intercompany transactions via third party	(81)	(74)	(621)
Others *1	730	2,284	19,176

Consolidated total	¥ 136,729	¥ 159,304	$ 1,337,453

*1 Revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
Revenue from external customers:	2005	2006	2006
NCJ	¥ 51,169	¥ 66,249	$ 556,200
NET	34,261	48,223	404,861
NCC	11,591	11,491	96,474
NCD	2,067	2,814	23,625
NCS	45,957	38,824	325,951
NCH	17,435	25,140	211,065
NCF	400	4,247	35,656
NSNK	50,522	50,327	422,525
NCPL	32,930	47,280	396,944
NTSC	16,640	16,399	137,679
NCEL	14,392	14,915	125,220
NSBC	9,741	11,402	95,727
NSCJ	7,100	8,044	67,534
NNSN	9,341	7,992	67,098
All Others	88,727	101,341	850,820

Total	392,273	454,688	3,817,379
Consolidated adjustments related to elimination of intercompany transactions via third party	(226)	(260)	(2,183)
Others *1	856	4,713	39,569

Consolidated total	¥ 392,903	¥ 459,141	$ 3,854,765

*1 Revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2005	2006	2006
Revenue from other operating segments:
NCJ	¥ 26,304	¥ 21,770	$ 182,772
NET	7,675	4,701	39,468
NCC	1,255	1,266	10,629
NCD	11,453	11,644	97,758
NCS	349	242	2,032
NCH	674	1,090	9,151
NCF	8,440	10,751	90,261
NSNK	4,770	3,355	28,167
NCPL	2,327	1,994	16,741
NTSC	138	76	638
NCEL	630	729	6,120
NSBC	552	989	8,303
NSCJ	318	773	6,490
NNSN	265	211	1,771
All Others	46,341	51,389	431,443

Total	111,491	110,980	931,744
Intersegment elimination	(111,491)	(110,980)	(931,744)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2005	2006	2006
Revenue from other operating segments:
NCJ	¥ 75,329	¥ 68,508	$ 575,166
NET	22,692	15,270	128,201
NCC	3,001	3,886	32,625
NCD	34,744	35,975	302,032
NCS	1,077	277	2,326
NCH	1,759	3,310	27,789
NCF	21,759	30,795	258,543
NSNK	13,914	10,074	84,577
NCPL	6,397	6,565	55,117
NTSC	335	284	2,384
NCEL	1,915	2,241	18,815
NSBC	2,052	2,253	18,915
NSCJ	1,024	1,991	16,716
NNSN	661	597	5,012
All Others	134,610	151,285	1,270,128

Total	321,269	333,311	2,798,346
Intersegment elimination	(321,269)	(333,311)	(2,798,346)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2005	2006	2006
Segment profit or loss:
NCJ	¥ 2,555	¥ 2,931	$ 24,608
NET	3,146	2,972	24,952
NCC	49	89	747
NCD	953	1,212	10,175
NCS	316	350	2,938
NCH	85	81	680
NCF	336	1,260	10,578
NSNK	2,444	1,489	12,501
NCPL	727	984	8,261
NTSC	227	493	4,139
NCEL	551	589	4,945
NSBC	(120)	(46)	(386)
NSCJ	103	517	4,341
NNSN	206	144	1,209
All Others	3,264	3,157	26,505

Total	14,842	16,222	136,193
U.S. GAAP adjustments to accrue pension and severance costs	31	(31)	(260)
Consolidation adjustments mainly related to elimination of intercompany profits	(167)	704	5,911
Reclassification *1	162	(797)	(6,691)
Others *2	135	933	7,833

Consolidated total	¥ 15,003	¥ 17,031	$ 142,986

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss caused by allowance for doubtful account for the period ended December 31, 2005 and loss on disposals of fixed assets for the period ended December 31, 2006.

*2 Profit or loss of subsidiaries not included in management reports due to their immateriality are main components of Others.

40

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2005	2006	2006
Segment profit or loss:
NCJ	¥ 6,807	¥ 8,558	$ 71,850
NET	8,310	8,263	69,373
NCC	124	121	1,016
NCD	2,731	3,344	28,075
NCS	833	1,171	9,831
NCH	265	266	2,233
NCF	444	2,894	24,297
NSNK	6,647	6,285	52,766
NCPL	1,651	2,627	22,055
NTSC	247	1,253	10,520
NCEL	2,266	2,165	18,176
NSBC	(194)	(13)	(109)
NSCJ	259	1,096	9,202
NNSN	702	396	3,325
All Others	9,243	10,026	84,174

Total	40,335	48,452	406,784
U.S. GAAP adjustments to accrue pension and severance costs	113	(94)	(789)
Consolidation adjustments mainly related to elimination of intercompany profits	(280)	921	7,732
Reclassification *1	(145)	(467)	(3,921)
Others *2	58	265	2,225

Consolidated total	¥ 40,081	¥ 49,077	$ 412,031

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss caused by allowance for doubtful account for the period ended December 31, 2005 and loss on disposals of fixed assets for the period ended December 31, 2006.

*2 Profit or loss of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

12. Subsequent event:

NIDEC completed all transactions relating to the acquisition of Brilliant Manufacturing Limited (“BML”) on February 23, 2007 by acquiring 87% of the outstanding shares of BML common stock for approximately 170 million Singapore dollars. As a result, from the date of acquisition, BML and its ten subsidiaries will be included in NIDEC’s scope of consolidation. NIDEC expects that the acquisition will not have a material impact on its financial results for the year ending March 31, 2007.